

Donald Judd (b.1928-1994)



After reviewing almost 50 other works, we acquired this work because sculptures from Judd's bullnose progression series rarely come to auction (only 3 times during the past 3 years), and when they do have sold for as much as $4 million.

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Initial Offering Price

$999,000

Similar Sales



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Price Appreciation of Similar Works[2]

12.4%

Sharpe Ratio

Donald Judd	All Art	S&P 500
0.61	0.48	0.55

Investment Overview

Offering Circular	sec.gov/edgar
2021 Auction Sales	low $8,002,777
Repeat Sales	view

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DEAL SHEET

WHY WE LIKE THIS PAINTING

MASTERWORKS

- The Sculpture, created in 1988, is a golden, anodized aluminum example of Donald Judd's iconic "progression" series, which he first created circa 1964, and specifically belongs to a desirable subset of the series referred to as "bullnose" for their rounded protrusions.
- Judd's bullnose progressions are included in the collections of important museums, including: *Untitled* (1967) at the Museum of Modern Art in New York, and *Untitled* (1973) at the Tate in London.
- As of September 1, 2022, bullnose progressions created in the 1970s or 1980s and at least 69 inches in length have achieved prices in excess of $1 million at auction, including: *Untitled (DSS 296)* (1973), which sold for $4.1 million in November 2014, and is the current auction record for a Judd bullnose progression, *Untitled* (1970), which sold for $1.65 million in May 2010, and *Untitled* (1989), which is a direct comparable to the work and sold for $1.1 million in July 2020.
- Our acquisitions team has reviewed almost 50 examples of work by Judd from around the world, some of which are priced in excess of $7 million. Of these 50 works, this is the first one we have selected to be offered on the Masterworks platform.
- As of September 1, 2022, the Estate of Donald Judd is represented by top global mega-dealer Gagosian Gallery.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales	2021 Number of Lots Sold
$8,002,777	66

DONALD
JUDD

b. 1928–d. 1994, UNITED STATES



$999,000
INITIAL OFFERING

12.4%
HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

Anodized aluminum | 5 × 69 × 9 in. (13 × 175 × 23 cm.)

Donald Judd is one of the most significant post-war artists and is considered to be a central figure of contemporary American art.

The Sculpture, created in 1988, is a golden, anodized aluminum example of Donald Judd's iconic "progression" series, which he first created circa 1964 and are recognizable by their linear form and protruding elements of progressing widths based on the Fibonacci sequence. The offering at hand belongs to a subset of Judd's progressions, referred to as "bullnose" for their rounded protrusions, rather than the rectilinear forms used in other progressions. The Sculpture is designed to be mounted flush to the wall, and juts out parallel to the floor. By elevating the realm of sculpture from the floor to the wall, Judd was able to highlight how something as simple as placement can dramatically change our interaction with a work of art. The bullnose progressions were first produced in galvanized iron, and were subsequently produced in a variety of colors, finishes and materials including: stainless steel, copper, brass and finally anodized aluminum, allowing the inherent characteristics of each metal to distinguish each work. Judd's bullnose progressions are included in the collections of important museums, including: *Untitled* (1967) at the Museum of Modern Art in New York and *Untitled* (1973) at the Tate in London. As of September 1, 2022, bullnose progressions created in the 1970s or 1980s and at least 69 inches in length have achieved prices in excess of $1,000,000 at auction, including: *Untitled (DSS 296)* (1973), which sold for $4,085,000 on November 11, 2014 at Sotheby's, New York, and is the current auction record for a Judd bullnose progression, *Untitled* (1970), which sold for $1,650,500 on May 12, 2010 at Sotheby's, New York, and *Untitled* (1989), which is a direct comparable to the Artwork and sold for $1,106,415 on July 9, 2020 at Sotheby's, Hong Kong. The Artwork's execution, color, finish and scale make it a commercial and desirable work by Donald Judd.

Works by Donald Judd have been exhibited around the world, and are held in the permanent collections of the world's most significant museums. Major exhibitions of his work include two retrospectives at the Whitney Museum of American Art, New York in 1968 and 1988: the first of which traveled to the Stedelijk Van Abbemuseum in Eindhoven and London's Whitechapel Gallery, and the second of which traveled to the Dallas Museum of Art. More recently, a retrospective of Judd's work was mounted at The Museum of Modern Art, New York in 2020. Solo exhibitions have been mounted at the National Gallery of Canada, Ottawa in 1975, and the Tate Modern, London in 2004, which subsequently traveled to K20 Kunstsammlung Nordrhein-Westfalen, Düsseldorf, Germany and then the Kunstmuseum Basel, Basel, Switzerland. The Judd Foundation maintains the artist's permanently installed living and working spaces, libraries, and extensive archives in New York and Marfa, Texas as well as over 100 of Judd's works which are installed at the Chinati Foundation in Marfa, Texas. As of September 1, 2022, the Estate of Donald Judd is represented by Gagosian Gallery. As of September 1, 2022, the artist's top auction records have been achieved by his wall sculpture and stacks, and are led by *Untitled (DSS 42)* (1963), which sold for $14,165,000 at Christie's New York on November 12, 2013, *Untitled, 1989 (Bernstein 89-24)* (1989), which sold for $10,162,500 at Christie's, New York on November 14, 2012, and *Untitled (77-4 I Bernstein)* (1977), which sold for $9,840,000 at Christie's, New York on May 16, 2007.

AS OF SEPTEMBER 1, 2022, THE ARTIST'S TOP AUCTION RECORDS HAVE BEEN ACHIEVED BY HIS WALL SCULPTURE AND STACKS, AND ARE LED BY *UNTITLED (DSS 42)* (1963), WHICH SOLD FOR $14,165,000 AT CHRISTIE'S NEW YORK ON NOVEMBER 12, 2013, *UNTITLED, 1989 (BERNSTEIN 89-24)* (1989), WHICH SOLD FOR $10,162,500 AT CHRISTIE'S, NEW YORK ON NOVEMBER 14, 2012, AND *UNTITLED (77-4 I BERNSTEIN)* (1977), WHICH SOLD FOR $9,840,000 AT CHRISTIE'S, NEW YORK ON MAY 16, 2007.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


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Donald Judd (b. 1928 Missouri–d. 1994 New York) is one of the most significant post-war artists and is considered to be a central figure of contemporary American art. His innovative practice has influenced contemporary aesthetics and modes of production across the fields of art, architecture, and design. Judd enrolled in the College of William and Mary in 1947 and subsequently Columbia University, where he studied philosophy and art history. Judd wrote extensively throughout his career and, in his 1965 essay "Specific Objects," he outlined the theories that would guide his artistic practice away from traditional painting and sculpture, and towards the revolutionary three dimensional work for which he is best known. Judd began making three dimensional work in the early 1960s and developed a formal language comprised of several distinct series which would define his practice, delineated by the Judd Foundation into the two broad categories of "floor pieces" and "wall pieces." Beginning in 1964, he began to work with professional sheet-metal fabricators to construct these works out of galvanized iron, aluminum, stainless steel, brass, and copper. Through his use of commercial fabrication processes, Judd highlighted that objects can exist as art, free from the artist's hand. In 1968, Judd purchased his first property, a five story building in New York's Soho neighborhood, where he developed his concept of permanent installation and today houses the Judd Foundation. In 1978, drawn to the desert landscape and sparse population, he purchased land in Marfa, Texas. To this day, the Chinati Foundation, a non-profit museum Judd established in 1986, continues to support Judd's mission of providing a space in Marfa in which art, buildings, and the natural environment are unified.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise artwork by Donald Judd with the following criteria: Bullnose progression sculptures which were created between 1970 to 1989, and measure 69 inches or more in length. Excluded from the set was "Untitled (DSS-296)" (1973), which sold on November 11, 2014 for $4,085,000, and as of August 16, 2022, is the top record price for a bullnose progression, and is nearly 2.5 times as much as the second highest price for a bullnose progression created after 1970. Where the buyer's premium was unavailable due to incomplete data, the respective auction house's buyer's premium rates for 2022 were applied. Where the auction house's buyer's premium was unavailable, the following buyer's premiums were applied: 10% was applied to "Untitled" (1987), which sold on February 25, 1994 at Sotheby's, New York. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 12.4% CAGR implied from selected sales occurring from May 5, 1987 to July 9, 2020.